Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-252073 and 333-249558

PROSPECTUS SUPPLEMENT NOS. 2 AND 1

(to Prospectuses dated June 25, 2021 and June 25, 2021)

Clover Health Investments, Corp.

This prospectus supplement updates and supplements the prospectuses dated June 25, 2021 and June 25, 2021 (the “Prospectuses”), which form a part of our registration statements on Form S-1 (No. 333-252073 and 333-249558, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2021 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

Our Class A common stock and public warrants are listed on the Nasdaq Global Select Market under the symbols “CLOV” and “CLOVW,” respectively. On August 11, 2021, the last reported sales price of our Class A common stock was $8.13 per share and the last reported sales price of our public warrants was $2.02 per warrant.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectuses.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” in each of the Prospectuses, and under similar headings in any further amendments or supplements to the Prospectuses, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectuses is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 12, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 9, 2021

Clover Health Investments, Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39252	98-1515192
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

725 Cool Springs Boulevard, Suite 320, Franklin, Tennessee	37067
(Address of principal executive offices)	(Zip Code)

(201) 432-2133

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	CLOV	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CLOVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 15, 2021, Clover Health Investments, Corp. (the “Company”) announced that Joseph Wagner, the Company’s Chief Financial Officer, will be stepping down as an officer of the Company on August 13, 2021 (the “Departure Date”), following the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Second Quarter 2021 Form 10-Q”), for personal reasons. Mr. Wagner noted to the Company that his departure does not reflect any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company has initiated a search to identify a new Chief Financial Officer. Effective upon the Departure Date, and until a permanent replacement for Mr. Wagner has been named, Mark Herbers will serve as the Company’s interim Chief Financial Officer. In order to ensure a smooth transition, Mr. Herbers has joined the Company as interim Senior Vice President of Finance and will serve in that role until becoming the interim Chief Financial Officer on the Departure Date. Mr. Herbers, age 67, has served as a Director of AlixPartners, LLP, a global consulting firm, since 2014. He also served as Interim CFO of American Renal Associates from 2019 to 2021, as CEO/CRO of El Paso Children’s Hospital from 2015 to 2016, as Chief Financial Officer of St. Clare’s Health System, a hospital system, from 2012 to 2014, and as Managing Director at FTI Consulting, a consulting firm, from 2005 to 2014. Mr. Herbers holds a B.S. from Georgetown University and an MBA from Washington University in St. Louis, and he is a certified public accountant.

Item 9.01	Financial Statements and Exhibits.

(d) List of Exhibits

Exhibit No.	Description

99.1	Press release dated July 15, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clover Health Investments, Corp.

Date: July 15, 2021	By:	/s/ Gia Lee
	Name:	Gia Lee
	Title:	General Counsel and Secretary

Exhibit 99.1

Clover Health today announces that Joe Wagner, Chief Financial Officer, will leave the company on August 13th.

•	Lee Shapiro, Clover Audit Committee Chair, will lead the search for the next Clover CFO.

•	Mark Herbers of AlixPartners, LLP will act as Interim CFO while the search is conducted.

July 15, 2021 — Clover Health (Nasdaq: CLOV) (“Clover”) today announced that Joseph Wagner, its Chief Financial Officer, will be leaving the company on August 13th for personal reasons described below. Effective upon Mr. Wagner’s departure, Mark Herbers of leading global consulting firm AlixPartners, LLP will serve as Interim Chief Financial Officer until a permanent CFO is hired. Mr. Herbers has served as CFO for a number of public and private healthcare organizations and has 20 years of experience in the sector.

Mr. Lee A. Shapiro, a member of the Clover Board of Directors and Chair of its Audit Committee, will lead the search committee that will oversee the process to replace Mr. Wagner. Mr. Shapiro previously served as Chief Financial Officer of Livongo Health, Inc., a tech-enabled services company that helps individuals with chronic conditions to live better and healthier lives, until November 2020.

Clover has engaged a leading executive search firm to find a Chief Financial Officer for the next stage of the Company’s growth.

Vivek Garipalli, Clover Health’s Chief Executive Officer, said, “On behalf of Clover, I want to personally thank Joe for his hard work navigating the COVID-19 pandemic while simultaneously taking Clover public. We are entering an exciting phase of expansion as a public company and, following the recent appointments of a new Chief Growth Officer and Chief Strategy & Development Officer, we continue to develop our best-in-class management team to ensure we maximize our opportunities moving forward. I wish Joe and his family well.”

“Working with Vivek and Andrew to take Clover public has been a highlight of my career. I’ve done much thinking after weighing the health challenges related to a family member along with the demands of being the CFO of a public company. As a result, I’ve made the decision to seek a role with a privately held company closer to home which will allow me to devote more energy and attention to my family.” said Mr. Wagner. “I deeply believe in and support Clover’s focus on health equity and mission to improve every life. I will be watching and cheering along the way.”

About Clover Health

Clover Health (Nasdaq: CLOV) is a next-generation risk-bearing organization aiming to achieve health equity for all Americans. While our mission is to improve every life, we particularly focus on seniors who have historically lacked access to affordable high quality healthcare.

We aim to provide great care, in a sustainable way, by having a business model built around improving medical outcomes while lowering avoidable costs. We do this while taking a holistic approach to understanding the health needs and social risk factors of those under our care. This strategy is underpinned by the company’s proprietary software platform, the Clover Assistant, which is designed to aggregate patient data from across the health ecosystem to support clinical decision-making by providing physicians with real-time, personalized recommendations at the point of care.

Making care more accessible is at the heart of our business, and we believe patients should have the freedom to choose their doctors. We offer two models of care: affordable Medicare Advantage plans with extensive benefits; and care coordination for Original Medicare beneficiaries through Direct Contracting. For both programs, we provide primary care physicians with the Clover Assistant and also make comprehensive home-based care available via the Clover Home Care program.

With its corporate headquarters in Nashville, Clover’s workforce is distributed around the U.S. and also includes a team of world-class technologists based in Hong Kong. The company manages care for Medicare beneficiaries in eleven states, including Arizona, Georgia, Kansas, Mississippi, New Jersey, New York, Pennsylvania, South Carolina, Tennessee, Texas and Vermont.